Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Santiago (Chile), April 23rd, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

At the Ordinary Shareholders' Meeting of the Company held on the date hereof, the members of the Board of Directors were elected for a new statutory period, being composed by Mrs. Marcela Bravo Puldain and Messrs. Jorge Andueza Fouque, Roberto Angelini Rossi, Jorge Bunster Betteley, Matías Domeyko Cassel, Juan Ignacio Langlois Margozzini, Franco Mellafe Angelini, Eduardo Navarro Beltrán y Timothy C. Purcell.

Subsequently, at a meeting of the Company's Board of Directors, also held on the date hereof after the Ordinary Shareholders' Meeting, the Board of Directors of Celulosa Arauco y Constitución S.A. adopted the following resolutions:

•	Elimination of the position of “Vicepresidente Ejecutivo” from the Company's senior management, which was held by Mr. Matías Domeyko Cassel, who had previously resigned from that position. With this, Mr. Cristián Infante Bilbao, the current Chief Operating Officer (Gerente General), became the Company's Chief Executive Officer, reporting directly to the Board of Directors.

•	Mr. Matías Domeyko Cassel was appointed as Chairman of the Board of Directors of Celulosa Arauco y Constitución S.A., Mr. Roberto Angelini Rossi as First Vice-Chairman and Mr. Jorge Andueza Fouque as Second Vice-Chairman.

Very truly yours,

Cristián Infante Bilbao

Chief Executive Officer

Celulosa Arauco y Constitución S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions